DRC RESOURCES CORPORATION
PRESS RELEASE
 DRC Finances Accelerated Exploration Effort

April 6 2005, Vancouver, British Columbia - DRC Resources Corporation (DRC:TSX; DRJ:AMEX) is pleased to announce that it has agreed to a non-brokered private placement to investors who are at arm's length with the Company for total gross proceeds of $3 million (the "Offering"). The Offering provides for the issue of 400,000 Flow-through common shares at a price of CDN$7.50 per share, representing a 21% premium to yesterday's closing price. A finders fee will be payable subject to the closing of the Offering.

The transaction is subject to the application for, and receipt of all necessary regulatory and stock exchange approvals.

The securities being offered have not, nor will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

In making this announcement, President and CEO, Chris Bradbrook stated “The proceeds from this financing will allow us to expand and accelerate our exploration efforts at our Afton and Ajax Copper-Gold properties. We want to ensure that we maximize shareholder value by aggressively exploring both of these properties for potential new zones of mineralization. This additional exploration work will compliment the work being conducted from the underground exploration decline at the Afton Copper-Gold Project which is forming the basis of our ongoing feasibility study there.”

DRC’s main focus is the exploration and development of its 100%-owned Afton Copper-Gold Project, located 10 km west of Kamloops, B.C. To date the Company has outlined a Measured and Indicated Mineral Resource of 68.7 Million Tonnes grading 1.68% Copper Equivalent or 2.61g/t Gold Equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold. (Advanced Scoping Study, February 2004, Behre Dolbear and Company Ltd.) At current metal prices this mineralized zone has an in-situ value in excess of US$3 Billion. The Company is currently conducting a US$14.5 million feasibility study at the project, to determine the potential economics and capital requirements of developing a new underground Copper-Gold Mine at the site.

A 2004 advanced scoping study completed by Behre Dolbear and Company Ltd., indicates that this project would have initial capital expenditures of US$120 million and (at conservative metal prices of US$0.85 per pound copper, and US$375 per ounce gold) when viewed as a primary copper mine, could potentially produce the metal at a cash (direct) operating cost of US$0.15 per pound of copper, and when viewed as a primary gold mine, could produce the metal at negative cash operating cost per ounce of gold. According to the British Columbia Ministry of Energy & Mines, the Afton Project is the largest advanced exploration project in South Central B.C.

DRC is in excellent financial condition with cash of US$20 million (at year end 2004) and no debt. The company has only 13.9 million shares outstanding and 15.5 million shares fully diluted.

For further information on DRC Resources and the Afton Project, please contact:

Chris Bradbrook
President and Chief Executive Officer
DRC Resources Corporation
601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 604-687-1629, Fax: 604-687-2845
Email: drcresources@uniserve.com
Website: www.drcresources.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements. Such forward-looking statements herein represent management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary. Cautionary Note to U.S. Investors concerning resource estimates. This press release discusses the results of a scoping study, which is a “preliminary assessment” as defined in the Canadian NI 43-101, under which the use of inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be so used. U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a ‘resource falling within the mine plan’ will ever be converted into ‘reserves’ within the definition of that term in SEC Industry Guide 7. Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured” and “indicated resources.” We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING: The Company relies upon litigation protection for “forward-looking” statements.